Bradford BD6 2SZ
Tel +44 (0)1274 600111
Fax +44 (0)1274 608608
www.keldagroup.com

KeldaGroup

07024739

SUPPL

Securities and Exchange Commission
450 Fifth Street N.W.
Washington
D.C.20549
U.S.A.

SEC MAIL PROCESSING RECEIVED JUN 2 6 2007 WASH. D.C. 160 SECTION

Our Ref: LB/CS/24/3

Your Ref: 82-2782

21 June 2007

Dear Sirs

RE: Stock Exchange Announcement

Please find enclosed copies of a stock exchange announcement issued on behalf of Kelda Group plc as follows:

- Director/PDMR Shareholding
- Director/PDMR Shareholding
- Domestic Market When Issued Dealing
- Filing of Prospectus
- Listing of new ordinary shares and B shares
- Holding in Company – Threadneedle Investments

PROCESSED
JUN 2 9 2007
THOMSON
FINANCIAL

This document is being made pursuant to Rule 12g3 – 2 (b), please note the file number for your reference 82-2782.

Yours faithfully

L. Bryenton

Lesley Bryenton
Shareholder Relations Officer

Encl.

Regulatory Announcement

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Company	Kelda Group PLC
TIDM	KEL
Headline	Director/PDMR Shareholding
Released	17:07 11-Jun-07
Number	PRNUK-1106

KeldaGroup

NOTIFICATION OF INTEREST OF DIRECTORS AT KELDA GROUP plc

Kelda Group plc ('Kelda') has been notified today that Kelda Group Employees' Trustees Limited ('the Trustee') the trustee of an employee benefit trust established by Kelda in 1996, today, transferred the following number of ordinary shares to directors of Kelda under a long term incentive plan ('the Plan') established by Kelda pursuant to the rules of the Plan. The transfer of shares is pursuant to a conditional award of shares made on 28 May 2004.

Martin Towers	7,644 Ordinary Shares
Kevin Whiteman	16,123 Ordinary Shares

Pursuant to the Plan, the Trustee sold 5,330 of the shares transferred to Mr Towers and 11,243 of the shares transferred to Mr Whiteman to meet tax liabilities arising from the transfers.

The Trustee has also awarded 92,032 Ordinary Shares to participants, not being directors of Kelda, under the Plan. 53,180 of those shares have been sold to meet tax liabilities.

All employees of Kelda (including executive directors) are potential beneficiaries of the employee benefit trust and as such, are deemed by the Companies Act 1985 to be interested in all of the shares held in the Trust.

For further information contact:-

Stuart McFarlane

Group Company Secretary

Tel:- 01274 804110

End.

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Regulatory Announcement

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Company	Kelda Group PLC
TIDM	KEL
Headline	Director/PDMR Shareholding
Released	17:15 11-Jun-07
Number	PRNUK-1106

KeldaGroup

On 7 June 2007, pursuant to the rules of the long term incentive plan established by the Company, conditional awards in respect of the following numbers of shares (which allow participants to receive shares after 3 years, with the number of shares received depending on the relative performance of the Company) have been issued to the following directors:

Mr K Whiteman 32,331

Mr M G Towers 14,400

For additional information contact:

Stuart McFarlane

Company Secretary

Tel: 01274 804110

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Regulatory Announcement

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Company	London Stock Exchange Notice
TIDM	LSER
Headline	N37/07
Released	08:55 12-Jun-07
Number	1844Y

London Stock Exchange PLC
10 Paternoster Square
London EC4M 7LS
Telephone +44 (0)20 7797 1000
www.londonstockexchange.com

12 June 2007

For the attention of the chairman/senior partner/compliance officer, all member firms

N37/07

STOCK EXCHANGE NOTICE

DOMESTIC MARKET
WHEN ISSUED DEALING – KELDA GROUP PLC (KELB)

1. When Issued dealing will be permitted in the B shares of Kelda Group Plc (ISIN: GB00B1L0L570, TIDM: KELB) under rule 7050 of the Rules of the London Stock Exchange.

2. Kelda Group Plc will trade on SEAQ and the timetable for When Issued dealing is as follows:

When Issued dealing commences	8:00am Wednesday 13 June 2007
Expected time for listing and commencement of unconditional dealing	8:00am Monday 18 June 2007

3. The earliest actual settlement date for all transactions is the expected time for listing, Monday 18 June 2007.

4. Any comments or queries on this Notice should be addressed to Issuer Implementation, telephone 020 7797 4310 (STX 34310) or email: issuerimplementation@londonstockexchange.com

Nick Bayley
Head of Trading Services

This Stock Exchange Notice will be available on the website at
www.londonstockexchange.com/stockexchangenotices

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Regulatory Announcement

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Company	Kelda Group PLC
TIDM	KEL
Headline	Doc re. filing of Prospectus
Released	12:23 15-Jun-07
Number	4551Y

Document available for inspection: B Share Prospectus
A copy of the above document has been submitted to the UK Listing Authority and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility which is situated at: Financial Services Authority, 25 The North Colonnade, Canary Wharf, London E14 5HS, telephone 020 7066 1000.

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Regulatory Announcement

Company	Kelda Group PLC
TIDM	KEL
Headline	Listing of new ordinary shares and B shares
Released	07:00 18-Jun-07
Number	PRNUK-1506

Listing of New Ordinary Shares and B Shares

Following shareholder approval of the Return of Cash on 1 June 2007, it is expected that New Ordinary Shares and B Shares in Kelda Group plc will be admitted to the Official List maintained by the Financial Services Authority and will commence trading at 8.00 a.m. today. Further details of the Return of Cash are contained in the circular to Shareholders dated 9 May 2007 (the 'Circular').

On admission, a total of 275,788,770 New Ordinary Shares of 20 2/9 pence each and 358,525,401 B Shares of 1 penny each will be in issue.

Terms defined in the Circular have the same meaning when used in this announcement.

Enquiries:

Kelda:
Kevin Whiteman (Chief Executive) 01274 692 183
Martin Towers (Group Finance Director) 01274 804 220

JPMorgan Cazenove 020 7588 2828
John Paynter
Robert Constant

Tulchan Communications 020 7353 4200
Peter Hewer

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Regulatory Announcement

Company	Kelda Group PLC
TIDM	KEL
Headline	Holding(s) in Company
Released	12:20 18-Jun-07
Number	PRNUK-1806

Kelda Group plc announces that it has received a notification dated 14 June 2007 from Threadneedle Investments that its subsidiary, Ameriprise Financial Inc., no longer has a notifiable interest in the ordinary shares of Kelda Group plc.

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